SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

6 December 2007

AIR FRANCE KLM PROPOSES THAT ALITALIA JOIN THE

WORLD’S LEADING AIR TRANSPORT GROUP

Today Air France-KLM is sending a non-binding letter of interest to Alitalia, which will be submitted to the Italian carrier’s* Board of Directors.

This proposal is being made to a major commercial partner, with which mutually beneficial agreements were signed in 2001 on air services between France and Italy, and the SkyTeam global alliance.

Air France-KLM wishes to share with Alitalia the benefits of the profitable growth strategy it has successfully implemented over the last four years. As for Alitalia, by joining Air France-KLM, it would be part of the world’s leading air transport group, thus strengthening its position.

Through this partnership with the Air France-KLM Group and its investments, Alitalia would be able to develop a business plan which is in line with the founding principles of the Survival and Transition Plan prepared by the Chairman Maurizio Prato and his management team. To implement this plan successfully, Air France-KLM is counting on the support of the Italian carrier’s entire workforce, who would benefit from the results of their Company’s growth as well as that of the Group.

The purpose of this project is first for Alitalia to win back the Italian market, thanks in particular to the profitable development of its network, to the reputation of its brand and to the assertion of its Italian identity.

Backed by the assets of a major group, Alitalia’s commercial policy (flight schedules and services) would meet the specific requirements of the economic and industrial fabric which forms the backbone of the Italian economy.

A large number of European and intercontinental destinations would be proposed to and from Rome-Fiumicino Airport, which would be organized as a hub in the same way as Paris-Charles de Gaulle and Schiphol. Furthermore, many medium and long-haul direct services would operate to and from Milan, with enhanced service quality to better meet the needs of business customers (early morning departures and evening return flights). Together, Alitalia, Air France and KLM would be able to offer their passengers an unprecedented choice of flight schedules and destinations in Europe and the rest of the world.

«This major step in European consolidation would not only be beneficial for passengers, but would also meet the requirements for the Group’s economic and financial stability, including its target of a ROCE after tax of 8.5% by the end of fiscal 2009/2010», said Chairman Jean-Cyril Spinetta.

*****

*  At this stage, this process is not legally binding for any of the candidates. After receiving several proposals, Alitalia will choose a partner by the end of the year, with which it will start exclusive talks leading to a firm bid.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: December 6, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations